Management’s Discussion and Analysis

For the year ended December 31, 2012

Dated: March 27, 2013

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of March 27, 2013, and provides comparative analysis of Quaterra’s financial results for the years ended December 31, 2012 and 2011.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on copper exploration, discovery and development within the Yerington District in Nevada. It maintains a pipeline of gold, silver and copper projects in the United States and Mexico for future growth or monetization.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and NYSE MKT under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Corporate Strategy

The Company is focusing its efforts on its 100% owned Yerington District copper assets. Other pipeline gold, silver and copper projects in the United States and Mexico are viewed for future growth or monetization.

If the Company fails to maintain or obtain sufficient funding, the Company may have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Update on Mineral Properties

MacArthur Property, Nevada

The MacArthur property contains a secondary enriched, acid soluble, copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of December 2012, a total of 204,700 feet of drilling in 401 holes had been completed. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

Tetra Tech Inc. updated their National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur preliminary economic assessment (“PEA”) in early 2012. A summary of this estimate is shown below:

Oxide and Chalcocite Material:

Cutof Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	159,094	0.212	675,513
0.20	65,421	0.286	374,601
0.25	29,859	0.364	217,075
Inferred Copper Resources
0.12	243,417	0.201	979,510
0.20	82,610	0.293	483,929
0.25	43,695	0.356	311,108

Primary Material:

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,098	0.292	6,408
0.20	670	0.369	4,938
0.25	507	0.416	4,216
Inferred Copper Resources
0.15	134,900	0.283	764,074
0.20	89,350	0.341	609,188
0.25	53,060	0.423	449,312

Based on the updated resource estimate, M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed aPEA for the MacArthur project on May 23, 2012. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

A solvent extraction/electrowinning (SX/EW) plant is proposed to recover the oxide copper. Capital cost estimate was based on recent M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. The project financials were enhanced by including in the above cash flows a sulfuric acid plant at the site compared to purchasing and transporting acid to the site.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech, after review of the metallurgical test data from 32 recent column tests performed by Metcon Research of Tucson, Arizona, (“Metcon”) and historical operating data from previous operations at the site.

The Qualified Person for the technical report’s updated MacArthur resource estimate is Dr. Rex Clair Bryan with Tetra Tech. The Qualified Person for the PEA is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

The results of the PEA are being used to determine what additional drilling will be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur resource into a larger operation that includes the Yerington property resource. This stage of a project generally includes additional infill and condemnation drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering.

Some of the options being considered to add additional value to the project include:

  Processing the Yerington property site oxide residuals as part of a District-wide oxide project.
  Additional drilling particularly at the north end of the MacArthur site to investigate integrating both deeper acid-soluble and primary sulfide copper into an expanded MacArthur mine plan.
  Pit studies to raise grades, lower the strip ratio and optimize production rates.
  Inclusion of other smaller oxide deposits on the Company’s land position in the Yerington District.

Acquisition costs incurred to December 31, 2012 were $3,077,838 and exploration expenditures were $18,783,675 for a total of $21,861,513. Acquisition costs incurred to December 31, 2011 were $2,358,534 and exploration expenditures were $17,144,368 for a total of $19,502,902.

Yerington Property, Nevada

The Yerington property includes the Yerington and Bear copper deposits. Anaconda mined the Yerington deposit from 1952 – 1977. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid soluble copper oxides and chalcocite around the pit margins. Quaterra completed a 42 hole drill program (21,856 feet0 in the latter half of 2011. Historical data from 558 Anaconda holes were incorporated with the drilling results to support a NI 43-101 compliant resource estimate and technical report by Tetra Tech, Inc. in February 2012.

A summary of the resource estimate is shown below:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.30	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.30	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The Qualified Person for the Yerington property resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech.

The Yerington property has potential for significant additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have actually explored the deep vertical projection of mineralization.

The Yerington property also includes the Bear copper deposit, a large porphyry system that remains unconstrained by drilling beneath the Yerington Mine site. Although it does not contain NI 43-101 compliant resources at this time, historical drilling has indicated a large area of copper mineralization that will require systematic drilling and evaluation. Exploration of the Bear Deposit is planned in 2013 to validate and potentially expand the historic resource into a 43-101 compliant resource.

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples have been sent to Metcon Labs in Tucson, Arizona for metallurgical testing. These residual resources, historically estimated to total 124 million tons of mineralized material, reflect a notable potential to enhance the MacArthur project once they become NI 43-101 compliant.

Metallurgical testing is also planned in the future for core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations. The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase. It is understood that the private funding of the project will preclude the need for the EPA to list the site on the National Priorities List (often referred to as the Superfund). SPS sees this as a positive step toward our goal of developing the Yerington mine site as well as our other assets in the Yerington District.

The first phase of the fluid management project was completed in Q4. SPS co-funded the repairs to the on-site fluid management system by the EPA as well as the relining of one of the system ponds. Phase 2 requires SPS to complete a study of the entire fluid management system to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. In Phase 3, SPS will work with the EPA to determine which, if any, of the conclusions of the study should be implemented. SPS may elect to fund half of those repairs. All phases of the work are co-funded by the Atlantic Richfield Company, the predecessor owner and operator of the Yerington mine site and which company the EPA has identified as a potentially responsible party for a portion of the site.

Acquisition costs incurred to December 31, 2012 were $3,193,862 and exploration expenditures were $6,521,961 for a total of $9,715,823. Acquisition costs incurred to December 31, 2011 were $2,803,906 and exploration expenditures were $3,623,164 for a total of $6,427,070

Herbert Gold Property, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since drilling began on the project in August 2010. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in February 2013. Results are summarized as follows:

Mineral Resource Estimate (February 2013)

Cutoff Grade		Av. Grade	Au
(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Total Indicated Gold Resources
0.5	2,867,500	2.69	248,100
1.0	1,645,500	4.14	219,000
1.5	1,081,300	5.66	196,900
2.0	821,100	6.91	182,400
2.5	637,900	8.25	169,200
3.0	532,400	9.34	159,800

Total Inferred Gold Resources
0.5	1,509,800	1.18	57,300
1.0	585,400	1.85	34,900
1.5	112,600	4.46	16,100
2.0	51,600	7.73	12,800
2.5	42,100	8.99	12,200
3.0	38,600	9.55	11,900

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report which is being prepared and will be filed within 45 days of the February 28, 2013 release.

Acquisition costs incurred to December 31, 2012 were $136,492 and exploration expenditures were $1,512,046 for a total of $1,648,538. Acquisition costs incurred to December 31, 2011 were $120,357 and exploration expenditures were $554,119 for a total of $674,476.

Arizona Strip Property, Arizona

Quaterra’s Arizona Strip property totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position covers much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 1,880 acres of State leases within the district.

On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, (Arizona Coalition) filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management, did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Because the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, the DOI’s decision to withdraw federal lands in the district has become the subject of additional litigation. The Nuclear Energy Institute, together with the National Mining Association, filed a lawsuit in U.S. Federal District Court in Arizona on February 27, 2012 seeking to reverse the DOI’s withdrawal order. The lawsuit argues that the DOI “lacks legal authority to make withdrawals of public lands exceeding 5,000 acres,” and that the land withdrawal is an “arbitrary agency action” under the Administrative Procedure Act.

The Northwest Mining Association filed a separate complaint on March 6, 2012 relating to violations of the Federal Land Policy and Management Act (“FLPMA”), the National Forest Management Act (“NFMA”), NEPA and the unconstitutional violation of the Presentment Clause of the U.S. Constitution. The complaint requests the Federal District Court in Arizona to “declare the DOI’s actions: “(a) arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law; (b) contrary to constitutional right, power, privilege, or immunity; (c) in excess of statutory jurisdiction, authority, or limitations, or short of statutory right; and/or (d) without observance of procedure required by law.”

Pursuant to an order of the United States District Court for the State of Arizona dated July 19, 2012, the case filed by Quaterra Alaska against Secretary Salazar was assigned to be heard by Judge Campbell of this Court. Similar cases filed by Gregory Yount, National Mining Association and Northwest Mining Association against Secretary Salazar have also been assigned to Judge Campbell. In August, the cases were consolidated for trial. The DOI filed a motion to dismiss the Plaintiff’s claim in September and the motion was heard in October. On January 8, 2013, the court denied the government’s effort to dismiss Quaterra, except for the NEPA claims and also denied the government’s motion to dismiss the Arizona Coalition on the NEPA claims. The district court held that the Coalition had standing to pursue its NEPA claims against BLM.

On state land unaffected by the federal withdrawal, Quaterra has mineral exploration permits over a total of 1,880 acres. It includes 6 separate blocks that control 13 breccia pipe targets including 11 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling.

Since the commencement of the withdrawal process, the Company has not expended significant amounts on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The uranium in this district represents significant potential domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Acquisition costs incurred to December 31, 2012 were $4,962,589 and exploration expenditures were $7,867,075 for a total of $12,829,664. Acquisition costs incurred to December 31, 2011 were $4,761,909 and exploration expenditures were $7,728,123 for a total of $12,490,032.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

Caracle Creek International Consulting Inc. of Toronto, Canada completed a NI43-101 resource estimate in June 2012. A summary of the NI43-101 within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

Based on this resource estimate, M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a PEA for the Nieves project October 31, 2012. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

The PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable ore. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t..

  Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.

  Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.

  Average life-of-mine operating costs of $14.98 per ounce of payable silver.

  An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).
  [] An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

The mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate in this release is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona.

The PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. The San Gregorio inferred resource includes 16.3 million ounces of silver and 48,300 ounces of gold using a cutoff of 15 grams. Vein systems to the north and south of the pit also have potential for additional resources.

Between August and October 2012, Quaterra and its 50% joint-venture partner Blackberry Ventures I, LLC, tested the possible strike extension of mineralization at Nieves with 8 core holes totaling 3,060 meters. Hole QTA 190 was collared to test an induced polarization (IP) anomaly on the Orion vein a 2 kilometer westward extension of the Gregorio vein. The hole intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

Three holes (QTA 185-187) tested coincident IP and geochemical gold anomalies on the western extension of the Santa Rita vein. Holes QTA 186 and QTA 187 intersected 5.1 meter intervals averaging 0.7 g/t gold and 0.55 g/t gold respectively. The gold anomalies may represent the upper levels of deeper and as yet undiscovered silver mineralization.

Additional drilling is being planned to investigate gold-silver anomalies on the West Santa Rita vein and several other high-priority geophysical anomalies detected by geophysical surveys during the first quarter of 2012. Most of the anomalies appear to be westward extensions of mineralized veins previously drilled, including the Dolores, Santa Rita, Niño and Orion veins.

Since inception to December 31, 2012, the Company had incurred $1,623,310 (December 31, 2011 - $1,535,959) for acquisition costs and $4,692,483 (December 31, 2011 - $3,920,039) for exploration expenditures giving a total of $6,315,793 (December 31, 2011 - $5,455,998) for its 50% interest in Nieves. Other Mexico Properties, Goldcorp IFA

Quaterra’s IFA signed by the companies in January 2010 provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds will be used to explore properties in central Mexico that fall under the IFA.

The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

During the third quarter, a surface agreement was signed with the Jaboncillo ejido that allows exploration, development and production for a thirty year period. Similar agreements are currently being discussed with ejidos at Sabino,Santo Domingo, Marijo, Microondas and Tecolotes. Mapping and sampling at Marijo have identified several small outcrops in areas of alluvial cover with coincident geochemical and geophysical anomalies that will be evaluated by shallow drilling during 2013.

Subject to negotiating an extension of the IFA with Goldcorp and completing surface agreements with the ejidos mentioned above, drilling programs will be completed to evaluate as many targets as the budget will allow. Significant increases in assessment requirements by the Mexican government will make it much more expensive to hold large land positions and will necessitate much earlier hold-drop decisions.

Mineral Property Expenditures

During the year ended December 31, 2012, the Company incurred mineral property costs of $12,284,444. A summary of all mineral property expenditures by property can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2012, a summary of which is presented in the following table:

	December		Additions			Change during	December
All Mineral Properties	31, 2011	Q1	Q2	Q3	Q4	the year	31, 2012
Summary by Expenditures
Total acquisition	$15,703,047	$1,106,542	$359,925	$1,178,250	$122,959	$2,767,676	$18,470,723
Total exploration	43,337,739	2,965,410	2,605,650	2,728,755	1,216,953	9,516,768	52,854,507
	59,040,786	4,071,952	2,965,575	3,907,005	1,339,912	12,284,444	71,325,230
Sale of mineral property	-	-	-	(1,159,669)	-	(1,159,669)	(1,159,669)
Total	$59,040,786	$4,071,952	$2,965,575	$2,747,336	$1,339,912	$11,124,775	$70,165,561

	December		Additions			Change during	December
All Mineral Properties	31, 2011	Q1	Q2	Q3	Q4	the year	31, 2012

Nieves, net of recovery	$5,455,998	$205,970	$96,790	$302,934	$254,101	$859,795	$6,315,793

Other properties in Mexico, net of recovery	11,342,700	2,025,475	684,019	638,855	330,664	3,679,013	15,021,713
MacArthur copper	19,502,902	1,052,306	582,774	529,133	194,398	2,358,611	21,861,513
Yerington copper	6,427,070	648,125	1,073,716	1,128,449	438,463	3,288,753	9,715,823
Herbert Gold	674,476	22,792	196,227	651,003	104,040	974,062	1,648,538
Uranium properties	12,490,032	134,604	44,940	217,581	(57,493)	339,632	12,829,664
Other properties, US	3,147,608	(17,320)	287,109	(720,619)	75,739	(375,091)	2,772,517
Total	$59,040,786	$4,071,952	$2,965,575	$2,747,336	$1,339,912	$11,124,775	$70,165,561

Corporate Development

Butte Valley, Nevada - Butte Valley is a large, partially explored porphyry copper system located in eastern Nevada about 40 miles north of Ely in north-central White Pine County. On October 4, 2012 Quaterra

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Resources announced the sale of the Butte Valley porphyry copper prospect to Freeport-McMoRan Mineral Properties Inc. (FMMP). The FMMP purchase includes 1,442 unpatented claims staked by Quaterra and assignment of its rights to an additional 41 claims held under lease from a prospecting syndicate. FMMP paid Quaterra US$2 million, with a contingent acquisition bonus of US$1 million possible in the future if FMMP acquires certain additional designated properties in the area. Quaterra retained substantial upside in the event that FMMP makes a significant discovery at the site by reserving the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR royalty. The Butte Valley sale is the first of several transactions to monetize the Company’s non-core assets. The cash from the transaction will be used to continue advancement of the Company’s district-scale, 100%-owned Yerington property.

Southwest Tintic, Utah – On October 4, 2012, Quaterra announced a modification to FMMP’s earn-in requirement on its Southwest Tintic porphyry copper prospect in Juab County Utah. The time for FMMP to complete aggregate expenditures of US$3,250,000 and US$4,725,000 has been extended by one year to August 29, 2013, and August 29, 2014, respectively. As of August 15, 2012, FMMP has spent a total of US$3 million on the project.

Corporate Update

Mr. Robert Gayton has resigned from the Board of Directors of Quaterra effective September 30. Mr. Gayton was appointed to the Board in 1997 and was Chairman of the Audit Committee. Mr. Gayton’s position on the Board will not be replaced. Mr. Anthony Walsh, currently a member of the Audit Committee has replaced Mr. Gayton as Chairman of the Audit Committee. Mr. Todd Hilditch and Mr. John Kerr also will serve on the Audit Committee.

Gerald Prosalendis has resigned as Vice President Corporate Development of the Company but will continue working for the Company as a consultant.

Review of Financial Results

For the year ended December 31, 2012 (“2012”), the Company reported a net loss of $4,853,976 compared to a net loss of $11,264,539 for the previous year (“2011”), the decreases being mainly due to the $4,183,224 impairments and $2,846,707 stock-based compensation made in 2011. A comparison of general administration expenses for 2012 and 2011 is provided in the table below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

	Years ended December 31,		Increase
	2012	2011	(decrease)
General and administrative expense
Administration and general office	$726,113	$701,670	$24,443
Consulting	366,364	644,757	(278,393)
Depreciation	133,595	149,810	(16,215)
Directors¹ fees	126,971	110,294	16,677
Investor relations and communications	224,409	309,110	(84,701)
Personnel costs	1,135,986	1,152,792	(16,806)
Professional fees	595,753	429,889	165,864
Share-based payments	1,046,517	2,846,707	(1,800,190)
Transfer agent and regulatory fees	142,561	149,580	(7,019)
Travel & promotion	53,137	203,086	(149,949)
	$(4,551,406)	$(6,697,695)	$(2,146,289)

An analysis of the significant changes is outlined below:

a)	Administration and general office increased by $24,443 from $701,670 in 2011 to $726,113 in 2012 reflecting the new rates in the Manex service agreement renewed in February 2012.

b)

Consulting decreased by $278,393 from $644,757 in 2011 to $366,364 in 2012 due to a onetime consulting agreement accrual made in 2011 and the termination of the financial advisory service agreement on April 15, 2012.

c)	Investor relations and communications decreased by $84,701 from $309,110 in 2011 to $224,409 in 2012 primarily due to the one-time new website design of the Company incurred in 2011.

d)	Personnel costs decreased by $16,806 from $1,152,792 in 2011 to $1,135,986 in 2012 reflecting the gradual slow-down of the exploration activities of the Company.

e)	Professional fees increased by $165,864 from $429,889 in 2011 to $595,753 in 2012 reflecting the increased legal fees for the Arizona Uranium law suit starting January 2012.

f)

Share-based payments decreased by $1,800,190 from $2,846,707 in 2011 to $1,046,517 in 2012. During the year ended in 2012, 3,695,000 stock options were granted at a weighted average exercise price of $0.47 versus 3,690,000 granted in 2011 at a weighted average exercise price of $1.26. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options. See Note 8(a) in the audited consolidated financial statements for Black Scholes assumptions used and the resulting estimate of fair value.

g)	Travel and promotion reduced by $149,949 from $203,086 in 2011 to $53,137 in 2012 reflecting a reversal of travel expenses provision accrued in the prior years.

Other Items

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

	Years ended December 31,		Increase
	2012	2011	(decrease)
Exploration partner administration inco	$90,847	$181,417	$(90,570)
Foreign exchange gain (loss)	(166,914)	(189,877)	22,963
Gain on sale of mineral property	820,712	-	820,712
General exploration costs	(182,852)	(506,297)	323,445
Impairments of mineral property	-	(4,183,224)	4,183,224
Impairment of marketable securities	(66,533)	-	(66,533)
Interest income	57,985	169,662	(111,677)
(Recovery)write-off of equipment	39,954	(38,525)	78,479
Write-off of taxes receivable	(895,769)	-	(895,769)
	$(302,570)	$(4,566,844)	$4,264,274

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $189,877 in 2011 compared to $166,914 in 2012 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

The Company sold its Butte Valley copper project to Freeport for gross proceeds of US$2 million, of which net $1,737,692 was received on October 2, 2012. As of December 31, 2012, the Company recorded a gain of $820,712 gain after its accumulated acquisition and exploration costs of $1,159,669 incurred.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

In 2011 the carrying value of five properties in the United States totaling $4,183,224 was written down due to lack of exploration merit. The Company conducted impairment test and concluded no impairment write-down was required as of December 31, 2012.

f)	Interest income: interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash.

g)	(Recovery) write-off of equipment: insurance proceeds of $39,954 were received for the loss of two vehicles in Mexico in 2011. $38,525 was written off in 2011 due to one of the losses.

Selected Annual Information

The following table sets forth a comparison of financial data for the previous three most recently completed fiscal years:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

	December 31,
	2012	2011	2010
Financial performance
Total income	$969,544	$351,079	$166,960
Net loss for the year	(4,853,976)	(11,264,539)	(2,769,248)
Basic and diluted loss per shar	(0.03)	(0.08)	(0.02)

Financial position
Working capital	2,056,809	10,877,579	18,554,087
Total assets	73,312,971	73,610,822	65,460,923
Non-current liabilities	774,673	-	-
Cash dividends declared	-	-	-

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated financial statements:

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Administration and general office	$(907,848)	$(889,383)	$(787,529)	$(920,129)
Exploration partner administration income	25,410	33,185	9,679	22,573
Foreign exchange gain (loss)	39,479	(108,710)	(19,770)	(77,913)
General exploration costs	(138,021)	(22,474)	(12,657)	(9,700)
Gain on sale of mineral property	-	820,712	-	-
Interest income	(158)	12,288	26,955	18,900
Impairment of marketable securities	(66,533)	-	-	-
Share-based payments	(37,038)	(21,010)	(915,609)	(72,860)
Write-off of taxes receivable	(895,769)	-	-	-
(Recovery)write-off of equipment	-	20,385	19,569	-
Net loss	(1,980,478)	(155,007)	(1,679,362)	(1,039,129)
Basic loss per share	$(0.01)	$-	$(0.01)	$(0.01)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Administration and general office	$(1,188,387)	$(912,468)	$(793,952)	$(956,181)
Exploration partner administration income	18,358	77,073	38,362	47,624
Foreign exchange gain (loss)	(149,196)	192,862	(15,329)	(218,214)
General exploration costs	(201,479)	(159,568)	(42,382)	(102,868)
Impairments	-	-	(1,434,290)	(2,748,934)
Interest income (expenses)	118,057	47,012	2,262	2,331
Share-based payments	(265,675)	(2,341,617)	(198,503)	(40,912)
Write-off of equipment	-		(38,525)	-
Net income (loss)	$(1,668,322)	$(3,096,706)	$(2,482,357)	$(4,017,154)
Basic income (loss) per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

The Company’s results have been largely driven by the level of its exploration activities and recoveries from exploration partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Fourth Quarter

In addition to the annual analysis provided above, there are no significant activities that had occurred in the three months ended December 31, 2012. The table below provides the comparative expenses in the fourth quarters:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

	Three months ended December 31
	2012	2011
General and administrative expense
Administration and general office	$205,423	$165,131
Consulting	101,563	361,099
Depreciation	54,874	44,991
Directors¹ fees	32,188	23,125
Investor relations and communications	51,192	61,136
Personnel costs	248,603	342,394
Professional fees	166,457	91,191
Share-based payments	37,038	265,675
Transfer agent and regulatory fees	25,483	13,541
Travel & promotion	22,065	85,779
	$(944,886)	$(1,454,062)

Exploration partner administration income	$25,410	$18,358
Foreign exchange gain (loss)	39,479	(149,196)
Gain on sale of mineral property	-	-
General exploration costs	(138,021)	(201,479)
Impairment of marketable securities	(66,533)	-
Interest income	(158)	118,057
Write-off of taxes receivable	(895,769)
	$(1,035,592)	$(214,260)

Total	$(1,980,478)	$(1,668,322)

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides, furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. In February 2012, the Company renewed the service agreement for another five years commencing July 2012 at an annual commitment of $231,000.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer.

The Company has leases for its Vancouver head office and US subsidiaries. As of December 31, 2012, the Company had following commitments related to its office premises:

	Less than	1 - 3	4 - 5	After 5
Total	1 year	years	years	years
$ 1,144,857	$ 277,561	$ 482,296	$ 385,000	$ -

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Financial Condition, Liquidity and Capital Resources

As at March 27, 2013, the Company has cash of $200,000. The Company will need to rely on the raising of equity in the capital markets or on the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

On December 28, 2012, the Company closed a non-brokered private placement with the issuance of 6,541,571 units for gross proceeds of US$2.289 million. Each unit is comprised of one common share and one non-transferable common share purchase at an exercise price of US$0.53 expiring December 28, 2014.

On October 2, 2012, the Company received net proceeds of $1,737,692 for the sale of its Butte Valley property, representing one of the first transactions to monetize the Company’s non-core assets.

On April 12, 2012, the Company received $2.48 million from Goldcorp to fund additional exploration on certain properties in Mexico by issuing 4 million shares at a price of $0.62 per share.

During the year ended December 31, 2012, the Company used cash in operating activities of $3,517,730 (2011 - $4,377,036) and had $13,397,677 (2011 - $17,345,625) in mineral property acquisition and exploration costs. As of March 27, 2013, the Company received US$189,994 as a reimbursement of shared exploration costs incurred in 2012 from Blackberry. The ability of the Company to continue its exploration program is dependent on the continuing success of its programs and on generating sufficient additional funding from Investors.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 27, 2013, 162,990,836 common shares were issued and outstanding, 6,541,571 warrants were outstanding at an exercise price of US$0.53, 13,985,000 stock options were outstanding and 13,610,000 exercisable at weighted average exercise prices of $1.16 and $1.17 respectively.

Off Balance Sheet Arrangements

None

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of December 31, 2012 and there have been no significant changes to internal control over financial reporting in the period ended December 31, 2012.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the year ended December 31, 2012, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies and Recent Accounting Pronouncements

The Company has not made any changes to accounting policies during the year ended December 31, 2012, please refer to note 2 in the audited consolidated financial statements for the year ended December 31, 2012 for the Company’s significant accounting policies. Certain pronouncements were issued by the IASB that are mandatory for annual years beginning after January 1, 2013. The changes have not been early adopted and are being evaluated to determine if there will be an impact on the Company.

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 15 in the audited consolidated financial statements for the year ended December 31, 2012 for detailed discussions.

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of equity, debt, or property interests. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements. As of December 31, 2012, the Company had working capital of $2,056,809. Management believes that its cash resources combined with the sale of an asset, together with the continued contribution of its joint venture partners, will enable Quaterra to carry its exploration activities in the next twelve months. If the Company fails to maintain or obtain sufficient financing, the Company will have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the prior two periods in the amounts of $4,853,976 for the year ended December 31, 2012 and $11,264,539 for the year ended December 31 2011. As of December 31, 2012, the Company had an accumulated deficit of $62,981,604. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

The Company’s exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators); please refer to “Disclosure of Mineral Resources” in the Preliminary Notes to the Company’s AIF) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

The Company’s future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses.

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

The Company’s Arizona uranium claims are subject to a U.S. government order withdrawing new mining claims.

On January 9, 2012, the U.S. Department of the Interior announced a Public Land Order to withdraw approximately one million acres of federal land for a twenty year period. The stated effect of the withdrawal order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to “valid existing rights” and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with “valid existing rights.” The withdrawal order affects all of the Company’s unpatented Arizona uranium claims on federal lands but does not affect future exploration or development on the Company’s 1,880 acres of state leases in Arizona. Some of the Company’s mineral claims on federal lands may be excluded from the withdrawal order depending on how the U.S. Bureau of Land Management interprets and applies “valid existing rights.” The Company believes that its exploration and development efforts have enhanced several of claims to the point where they could be developed based upon existing rights. The Company has filed lawsuits against the U.S. Department of Interior and Bureau of Land Management challenging the withdrawal order. The withdrawal order also is subject to various litigation by third parties. Unless it is revoked or overturned, the withdrawal may inhibit the Company’s ability to implement its strategy for and adversely affect the value of the Arizona uranium claims.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Company’s properties may be subject to uncertain title.

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

For ease of reference, the following information is provided:

	December 31, 2012	December 31, 2011

Rate at end of period	0.9949	1.0170
Average rate	0.9994	0.9891
High	1.0418	1.0630
Low	0.9710	0.9383

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Glossary of Abbreviations

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2012

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide